VIA EDGAR
767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
Corey R. Chivers +1 (212) 310-8893 corey.chivers@weil.com

January 12, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Amanda Ravitz

Re:

General Electric Company

Amendment No. 1 to Registration Statement on Form S-4

Filed December 31, 2015

File No. 333-208604

Amendment No. 1 to Tender Offer Statement on Schedule TO

Filed December 31, 2015

File No. 005-51773

Dear Ms. Ravitz:

This letter is sent on behalf of General Electric Company (“GE”) in response to the queries of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed orally on January 8, 2016, regarding Amendment No. 1 to GE’s registration statement on Form S-4 (“Amendment No. 1”).

Set forth below in bold are the queries that were conveyed. Immediately below each of your queries is GE’s response to that query. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

1.	You asked whether the risk factor disclosure that the New Preferred Stock may be treated as “fast-pay stock” and may be a “listed transaction” is up to date or whether additional information regarding trading prices of the Old Preferred Stock should be provided through the expiration of the exchange offer.

In response, we confirm our belief that all information regarding the risk that the New Preferred Stock may be treated as “fast-pay stock” and a “listed transaction” that is material to a decision whether to participate in the exchange offer is disclosed in Amendment No. 1. Although we disclose that under the applicable Treasury regulations, unless clearly demonstrated otherwise, the New Preferred Stock will be presumed to be fast-pay stock if it “is issued” for more than $1,012.50 per share, we also disclose that it is not entirely clear how the amount for which the New Preferred Stock is issued should be determined for purposes of the fast-pay rules given the absence of any specific guidance, particularly where, as here, a single class of preferred stock will be issued in exchange for multiple classes of preferred stock. Such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs. Alternatively, the determination may be based on the value of the Old Preferred Stock at the time of commencement of the exchange offer when the terms of the New Preferred Stock were fixed. Furthermore, we disclose that there are different methods for determining the value of the Old Preferred Stock or the New Preferred Stock that may be acceptable for this purpose, such as, for example, the average price of reported trades or the price of the last reported trade on a particular date, and beneficial holders are urged to consult their own tax advisors regarding the method for determining the value and related sources of information.

Ms. Ravitz January 12, 2016 Page 2

To the extent an investor may be disinclined to participate in the exchange offer due to this risk that reported trades (for example on TRACE) exceed $1,012.50 per share, we have already expressly disclosed that since the commencement of the exchange offer, there have been reported trades on TRACE for the Old Preferred Stock as high as $1,031.50 per share. Accordingly, we do not believe that ongoing disclosure of reported trading prices changes the total mix of information in a way that would affect the decision to participate in the exchange offer. We believe this risk factor together with the related disclosures adequately puts investors on notice of the risk, and investors are urged to consult their advisors regarding the risk and sources of information regarding value.

2.	You asked whether in light of the risk factor disclosure referred to above (including that there have been reported trades on TRACE for the Old Preferred Stock as high as $1,031.50 per share) GE has already determined that it will file a disclosure statement with the IRS disclosing the possibility that the New Preferred Stock may be treated as fast-pay stock.

In response, GE confirms that it has not yet determined to file a disclosure statement with the IRS disclosing the possibility that the New Preferred Stock may be treated as fast-pay stock. As disclosed, there is uncertainty as to how the determination should be made, and such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs. Furthermore, as disclosed, there is no particular established method for determining value for these purposes and there may be more than one method to determine the value of the preferred stock that would be acceptable. As a result, GE does not expect to make any determination until some time after the expiration and closing of the exchange offer. As disclosed in Amendment No. 1, in the event GE determines to file a disclosure statement with the IRS, it will publish that determination on its website within 60 days of the exchange.

3.	You asked whether holding a “fast-pay stock” in a “listed transaction” will per se result in the incurrence of a monetary tax penalty to holders.

In response, we confirm that holding a “fast-pay stock” in a “listed transaction” has certain negative consequences, which we disclose, but it does not per se result in the incurrence of a monetary tax penalty to holders. As disclosed in Amendment No. 1, if the New Preferred Stock is considered fast-pay stock, the ownership of the New Preferred Stock will be treated as a “listed transaction” and beneficial owners of New Preferred Stock must report their ownership of the New Preferred Stock on IRS Form 8886 on an annual basis with their U.S. federal income tax returns and mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with these disclosure requirements may result in onerous penalties. We also disclose that many institutional investors, fund managers and brokerage firms have internal policies or investment mandates that prohibit them from investing in instruments that qualify as “listed transactions.” Accordingly, we disclose that treatment of the New Preferred Stock as fast-pay stock could materially and adversely affect the liquidity and value of the New Preferred Stock.

GE acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GE may not assert Staff comments as a defense in any proceeding initiated by the Commission.

Ms. Ravitz January 12, 2016 Page 3

If you have any questions or would like further information concerning GE’s responses, please do not hesitate to contact me at (212) 310-8893. Thank you for your time and consideration.

Sincerely,

Corey R. Chivers

cc:	Christoph A. Pereira, Esq.

Howard Chatzinoff, Esq.

Jaclyn L. Cohen, Esq.